Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

1.             Name and Address of Company

IAMGOLD Corporation
401 Bay Street, Suite 3200
Toronto, Ontario
M5H 2Y4, Canada

2.             Date of Material Change

June 22, 2011

3.             News Release

A news release was issued by IAMGOLD Corporation (“IAMGOLD”) on June 22, 2011, at Toronto, Ontario, Canada, through Marketwire. A copy of the news release has been filed on SEDAR and is available at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

4.             Summary of Material Change

On June 22, 2011, IAMGOLD announced the closing of the sale of its 18.9% interest in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for US$667 million.

5.             Full Description of Material Change

For a full description of the material change, please refer to the news release attached hereto.

6.             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

                Not applicable.

 7.            Omitted Information

 Not applicable.

8.             Executive Officer

The following executive officer of IAMGOLD is knowledgeable about the material change and may be contacted at the following address and telephone number:

Jeffery A. Snow
Senior Vice President, General Counsel
IAMGOLD Corporation
Telephone: (416) 933-4955

9.             Date of Report

DATED at Toronto, Ontario this 27th day of June 2011.

IAMGOLD CORPORATION

(signed) “Tim Bradburn”
Tim Bradburn, Associate General Counsel and Corporate Secretary

IAMGOLD RECEIVES $667 MILLION CASH FROM THE
SALE OF ITS INTEREST IN TARKWA AND DAMANG

All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, June 22, 2011 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) announced today the closing of the sale of its 18.9% interest in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited (“Gold Fields”) for $667 million (“the Transaction”) in cash. Gold Fields already owned 71.1% of the mines and the Government of Ghana the remaining 10%.

Steve Letwin, President and CEO, commented “With the June closing of this transaction, we have delivered on our January 2011 declaration that we would sell our minority interest in these properties by the end of June for more than $600 million.   As previously stated, this Transaction is aligned with our strategy to focus on developing and operating mines that we own and operate.  Although we have not yet allocated the proceeds of this transaction to a specific purpose, we are focused on initiatives that will generate long-term returns to our shareholders, including expansion plans at our existing mines, completion of the Westwood Project, exploration and accretive bite-sized transactions.”

Subsequent to the announcement of the Transaction in April, the Company revised its 2011 gold production guidance to between 950,000 and 1,050,000 ounces to reflect the inclusion of only first quarter 2011 attributable gold production, (46,000 ounces) from the Tarkwa and Damang mines.  This guidance remains unchanged.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from six gold mines (including current joint ventures) on 3 continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.   IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952   Mobile: (416) 670-3815
Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.